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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48270

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JAMES RIVER SECURITIES CORP**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__58 BROAD STREET ROAD__

(No. and Street)

__MANAKIN SABOT__   __VA__   __23103__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__ROBERT EADS__   __(804) 578-4510__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__LIBMAN & FUTERMAN, P.C.__

(Name – *if individual, state last, first, middle name*)

__116 NEW SOUTH ROAD__   __HICKSVILLE__   __NY__   __11801__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 23 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __PAUL H. SAUNDERS__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __JAMES RIVER SECURITIES CORP__ , as of __DECEMBER 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City / County of Goochland

Commonwealth/State of Virginia

he foregoing instrument was acknowledged efore me this 23rd day of February, 2005, by Paul Saunders (name of person seeking acknowledgement)

Notary Public

My commission expires: 5/31/08

Notary Public

Paul H Saunders
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



LIBMAN & FUTERMAN, P.C.   Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
James River Securities Corp.
58 Broad Street Road
103 Sabot Park
Manakin Sabot, Va. 23103

In planning and performing our audit of the financial statements of James River Securities Corp. for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the CFTC, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures, followed by the company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

James River Securities Corp.
page 2

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the CFTC's objectives.

This report is intended solely for the use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purpose.

Hicksville, New York
February 18, 2005



LIBMAN & FUTERMAN, P.C.   Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
James River Securities Corp.
58 Broad Street Road
103 Sabot Park
Manakin Sabot, Va. 23103

In planning and performing our audit of the financial statements of James River Securities Corp., (the "Company") for the year ended December 31, 2004, we can attest to the Company's compliance with it's exemption from SEC Rule 15c3-3, wherein the Company does not receive or hold funds or securities for, or owe funds or securities to, customers, nor maintain customer accounts. The basis for such exemption is Paragraph K-2(i).

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on SEC Rule 15c3-3 and should not be used for any other purpose.

Libman & Futerman P C

Hicksville, New York
February 18, 2005

JAMES RIVER SECURITIES CORP

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

JAMES RIVER SECURITIES CORP

OATH OR AFFIRMATION
AS OF DECEMBER 31, 2004

To the best of my knowledge and belief, the information contained in these financial statements is accurate and complete.

Paul H. Saunders, President
James River Securities Corp

TABLE OF CONTENTS



LIBMAN & FUTERMAN, P.C.   Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors and Stockholders
James River Securities Corp
Richmond, VA.

We have audited the accompanying statements of financial condition of James River Securities Corp as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James River Securities Corp as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Statement of the Computation of the Minimum Capital Requirements, as of December 31, 2004 pursuant to section 1.17 of the Commodity Exchange Act, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hicksville, NY
February 18, 2005

JAMES RIVER SECURITIES CORP

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Cash	$ 168,645	$ 83,188
Commissions Receivable	0	234
Due from Affiliates	918	0
Total Assets	$ 169,563	$ 83,422
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Commissions Payable	$ 0	$ 5,078
Operating Expenses Payable	52,683	4,227
Total Liabilities	52,683	9,305
Stockholders' Equity:		
Common Stock ($1.00 par value, 1,000 shares authorized and outstanding)	1,000	1,000
Paid-in Capital	474,000	274,000
Retained Earnings (Deficit)	(358,120)	(200,883)
Total Stockholders' Equity	116,880	74,117
Total Liabilities and Stockholders' Equity	$ 169,563	$ 83,422

See accompanying notes to financial statements.

4

JAMES RIVER SECURITIES CORP

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Selling Commissions	$ (3,424)	$ 9,072
Interest Income	1,136	500
Total Revenues	(2,288)	9,572
EXPENSES:		
Commissions	(3,794)	9,261
Administrative Fees	48,000	36,000
Legal Fees	103,976	8,825
Audit Fees	1,431	3,344
Other Expenses	5,336	5,744
Total Expenses	154,949	63,174
NET LOSS	$(157,237)	$(53,602)

See accompanying notes to financial statements.

JAMES RIVER SECURITIES CORP

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Equity
Balance at January 1, 2003	$ 1,000	$ 274,000	$(147,281)	$ 127,719
Net Loss	0	0	(53,602)	(53,602)
Balance at December 31, 2003	1,000	274,000	(200,883)	74,117
Capital Contribution	0	200,000	0	200,000
Net Loss	0	0	(157,237)	(157,237)
Balance at December 31, 2004	$ 1,000	$ 474,000	$(358,120)	$ 116,880

See accompanying notes to financial statements.

JAMES RIVER SECURITIES CORP

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flows From Operating Activities:		
Net Income (Loss)	$(157,237)	$(53,602)
(Increase)/Decrease in Operating Assets:		
Accounts Receivable	(684)	952
Increase/(Decrease) in Operating Liabilities:		
Commissions Payable	(5,078)	4,335
Operating Expenses Payable	48,456	267
Administrative Fee Payable	0	(18,000)
Net Cash Provided/(Used) by Operating Activities	(114,543)	(66,048)
Cash Flows from Financing Activities:		
Shareholder Contributions	200,000	0
Net Change in Cash	85,457	(66,048)
Cash at Beginning of Year	83,188	149,236
Cash at End of Year	$ 168,645	$ 83,188

See accompanying notes to financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004

---

1. ## ORGANIZATION AND BASIS OF PRESENTATION

James River Securities Corp (the "Company"), was incorporated in the State of Delaware on January 26, 1995. The Company is registered as a broker/dealer under the rules and regulations of the Securities and Exchange Commission (the "SEC"), and is registered as an Introducing Broker with the Commodity Futures Trading Commission (the "CFTC"). The broker/dealer registration with the SEC permits the Company to conduct business primarily in direct participation programs on a best efforts basis and to act as a finder or marketing agent with respect to firm commitment offerings of Real Estate Investment Trusts. The Company received additional NASD approval in 2002 to conduct business in the sale of variable annuity contracts and privately placed variable life insurance. The Company does not hold customer funds or safe keep customer securities.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ## CONCENTRATIONS OF CREDIT RISK

The Company maintains its primary cash balance within an Institutional Cash Management Money Market Fund (the "Money Fund"). Although these funds are not insured or guaranteed in any manner, the stated objective of the Money Fund is "to provide as a high a level of current income as is consistent with the preservation of capital and liquidity by investing in high quality money market instruments issued by corporations and the U.S. Government." The stated investor profile is "conservative investors seeking current income through a liquid investment." Interest income on all cash balances is accrued when earned.

3. **RELATED PARTY TRANSACTIONS**

The Company has no paid employees. The Company is charged an administrative fee by a related entity James River Financial Corp ("JRFC"). The fee is based on an estimation of the administrative services to be rendered, is reviewed biannually and may be changed as determined appropriate by mutual consent of JRFC and the Company. From January 2003 to and including June 2004 the service fee rate is $3,000 per month and from July 2004 through December 2004 the service fee rate is $5,000 per month.

On occasion, affiliates of the Company may receive Company revenue or pay Company expenses and then either reimburse the Company or be reimbursed by the Company.

4. **NET CAPITAL REQUIREMENTS**

The Company is required to maintain net capital, as defined, equal to or greater than $ 50,000 under SEC Rule 15c3-1(a)(2)(iv). The Company is required to maintain minimum net capital, as defined, of $ 60,000 under SEC Rule 17a-11. At December 31, 2004, the Company had net capital, as defined, of $112,619 and a net capital surplus in excess of the required amount of $62,619.

5. **PROVISION FOR INCOME TAXES**

The Company has elected to be taxed as a partnership, under Subchapter "S" of the Internal Revenue Code and under relevant state statutes. Accordingly, each shareholder will report his proportionate share of the income of the Company on his individual return.

6. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." This statement extends existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practicable to estimate fair value. If estimating fair value is not practicable, this Statement requires disclosures of descriptive information pertinent to estimating the value of a financial instrument. At December 31, 2004 and 2003, all of the Company's financial instruments, as defined, were carried at amount which approximated fair value.

JAMES RIVER SECURITIES CORP

STATEMENT OF THE COMPUTATION OF THE
MINIMUM CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2004

	2004
CURRENT ASSETS:	
Cash - Demand Deposit Checking Account	$ 1,475
- Short Term Investment Account	167,170
Total Current Assets	168,645
ADJUSTED LIABILITIES	52,683
NET CAPITAL	115,962
TOTAL CHARGES - 2% Haircut on S/T Investment	(3,343)
ADJUSTED NET CAPITAL	112,619
NET CAPITAL REQUIRED	50,000
NET CAPITAL SURPLUS	$ 62,619

See accompanying notes to financial statements.

COMPUTATION OF NET CAPITAL AND
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO
UNAUDITED FOCUS REPORT FILED JANUARY 21, 2005

The preparation of the audited financial statements did not disclose any material differences as compared to the unaudited focus report previously filed.

JAMES RIVER SECURITIES CORP.

OATH OR AFFIRMATION
AS OF DECEMBER 31, 2004

To the best of my knowledge and belief, the information contained in these financial statements is accurate and complete.

_____
Paul H. Saunders, President
James River Securities Corp.